October 30, 2007

Mr. Perry J. Hindin

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	St. Jude Medical, Inc.

Definitive 14A

Filed April 2, 2007

File No. 001-12441

Dear Mr. Hindin:

On behalf of St. Jude Medical, Inc. (the “Company”), this letter is in reply to your comment letter dated August 21, 2007 with respect to the above referenced Definitive 14A. The numbered paragraphs in this response letter correspond to the sequentially numbered paragraphs of the Staff’s letter. For ease of reference, the Staff’s comments appear in italics immediately preceding the Company’s responses.

Director Compensation Table, page 9

1.

You indicate that in May of each year, directors may elect to receive the annual retainer fee payable over the following 12 months either as 100% cash, 50% cash plus 50% restricted stock, or 100% restricted stock. In light of this disclosure, as well as the information you have provided in footnote 1 to the director compensation table, it is unclear why you have not provided a Stock Awards column in accordance with Item 402(k) of Regulation S-K and the information required by 402(k)(2)(iii) and the Instruction to Item 402(k)(2)(iii) and (iv). Please revise to add such column and provide such information or tell us why you believe it is appropriate not to do so.

Response: Our directors have the option of receiving their annual retainer fees in the form of 100% cash, 100% restricted stock or a combination consisting of 50% cash and 50% restricted stock. In the 2007 filing, the first column of the Director Compensation table on page 8 indicates the fees earned by each director in 2006, and footnote 1 to the column provides the amount, if any, of the fees that were paid in the form of restricted stock rather than cash. We disclosed the fees in this manner based on the Instructions to Item 402(c)(2)(iii) and (iv) of Regulation S-K, which apply equally to the director compensation disclosure pursuant to the Instruction to 402(k). The Instructions to Item 402(c)(2)(iii) and (iv) state that registrants shall include in the salary column any amount of salary forgone at the election of an individual for which stock has been received by the individual, provided that a footnote is added to the salary column disclosing the receipt of the stock. If it is the Staff’s position, however, that the compensation should be disclosed in the manner set forth in the Staff’s letter, then in future filings we will add a Stock Awards column to reflect the value of restricted stock awarded in lieu of the cash retainer and include the disclosures required by the Instruction to Item 402(k)(2)(iii) and (iv) in a footnote to the column. Accordingly, the amounts reported in the first column will be reduced by the value of the restricted stock in order to prevent an overstatement of the total amount paid to directors.

Compensation Discussion and Analysis, page 17

2.

You state on page 17 that compensation should be related to individual performance and qualifications but also that a substantial part of an executive officer’s compensation should be incentive-based, tied to corporate performance, and subject to risk. In connection with your discussion of the various elements, you provide some description and analysis of how company performance affects compensation levels, but little discussion of individual performance, even though your disclosure suggests it is a significant factor in determining compensation. For example, you state that an executive officer’s individual performance and experience can cause the officer’s total compensation to be higher or lower than the 60th percentile of your peer group and that actual payment amounts of annual incentive awards for an individual executive can fall above or below target opportunity based upon performance. As another example, you state that individual grant sizes of stock option awards are dependent upon the company’s future business plans and the executive officer’s ability to positively impact those plans, the executive officer’s position and level of responsibility within the Company and an evaluation of the executive officer’s past performance. Please expand your disclosure to provide an analysis of how individual performance and these other considerations resulted in the 2006 and 2007 compensation elements and levels for the named executive officers.

Response: In future filings we intend to provide additional disclosure regarding our annual performance review process, including a description of how our Board of Directors determines the compensation of our Chief Executive Officer, and how the compensation committee determines the compensation of the other named executive officers based on written performance reviews provided to the compensation committee by our Chief Executive Officer at the time compensation recommendations are made. We will note that annual incentive payments for all named executive officers are based entirely on corporate and business unit performance, and will discuss how factors such as performance, experience, potential for advancement and duties and responsibilities in comparison to market benchmarks can impact base salary levels, non-equity incentive plan target opportunities and equity-based awards for all named executive officers.

We do not intend to discuss the specific performance review of each individual named executive officer. We believe that individual performance reviews are not material to investors and that such disclosure would provide information related to key initiatives, succession planning and management effectiveness that could put the Company at a competitive disadvantage. For example, if we disclosed that a particular individual’s stock option grant was above the 60th percentile because the individual was responsible for a key initiative, considered a successor to a key position within the Company, or viewed as a particularly strong leader, competitors would gain insight into our strategic priorities and would be more likely to recruit the individual. In addition, disclosure of non-financial aspects of an individual’s evaluation, such as areas for improvement, could significantly undercut the individual’s effectiveness within the Company and damage their reputation more broadly.

Executive Compensation Philosophy and Policies, page 18

3.

We note your disclosure regarding the peer group of medical product companies. Identify all the companies with which you are engaged in benchmarking compensation of your named executive officers, including if applicable, those companies that were the source of industry-specific survey data and general industry survey data that supplemented the peer data for certain of your named executive officers. With respect to the latter set of companies, discuss in your disclosure the degree to which the compensation committee considered such companies comparable to you.

Response: In future filings we will provide a list of the peer companies and surveys used in determining the competitive market against which our compensation is benchmarked. We will also discuss the degree to which the compensation committee considered the companies included in the survey data comparable to the Company.

However, we do not intend to identify specific companies from the industry specific and general industry surveys. Industry specific and general industry survey data is used only in the event that a statistically meaningful sample cannot be obtained through the review of peer company proxy statements. The companies used from the industry specific survey may vary from year to year depending on both the degree to which survey data is needed and which companies choose to participate in the survey. Also, as the Company grows, industry specific companies may be dropped or added in order to maintain a data set of companies that are similar in size to the Company. We believe it is material to investors to discuss the methodology used when considering survey data rather than listing specific companies which may overstate the role a given company’s data may play in determining the Company’s compensation levels.

Similarly, general industry data is used only when proxy review and industry specific survey data does not constitute a relevant sample. Size-adjusted summary data is used for the purpose of benchmarking Company positions. This summary data is usually derived from the survey data reported by over 2,000 companies. We believe that providing a company by company listing of this magnitude would prove confusing to investors, add little value, and unnecessarily lengthen our proxy filing.

However, in future filings, to the extent we believe it would be material to investors, we will enhance our disclosure to list the companies in the industry specific and general industry survey.

4.

You state that your objective is to attract and retain talented individuals by targeting base salaries, annual cash incentives and long-term incentives for standard performers at the 60th percentile of the market as defined by an analysis of the peer companies and other survey data. Provide greater detail regarding what the compensation committee views as a “standard performer.” For example, describe the factors considered in making such evaluation and the measures a named executive officer must achieve to attain such status.

Response: In future filings we will provide greater detail regarding what the compensation committee considers a “standard performer” and the circumstances under which a named executive officer will be considered a standard performer.

5.

In addition, in light of actual compensation paid for the 2006 fiscal year, please supplement such disclosure to also indicate the actual, as opposed to targeted, percentiles of market represented by the actual compensation paid for your 2006 fiscal year. To the extent such compensation levels were above or below your target of the 60 percentile for standard performers, indicate whether this was due to named executive officers fulfilling their responsibilities at a level above or below what you consider would be achieved by a standard performer, and provide an analysis of the resulting compensation levels for each compensation element.

Response: In future filings we intend to expand the disclosure to discuss how actual incentive payouts compared to targeted payouts and provide an explanation of how corporate and business unit performance impacted payouts.

We will discuss factors that result in one or more component of compensation being set above or below the targeted 60th percentile and will address positioning to the 60th percentile for each element of compensation for our executive officers as a group. We do not intend to specifically discuss the positioning of each named executive officer’s targeted or actual compensation relative to the 60th percentile. As stated in the response to comment 2 above, we believe that individual performance reviews are not material to investors and that such disclosure would provide information related to key initiatives, succession planning and management effectiveness that could put the Company at a competitive disadvantage.

6.

Disclose the performance objectives for 2006 and 2007 discussed on page 20 and the weighting ascribed to each of these objectives. To the extent you believe that disclosure of the objectives is not required because it would result in competitive harm such that you may exclude this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also disclose how difficult it would be for the named executive officers or how likely it will be for you to achieve the specific target levels applicable to each such officer. General statements regarding the level of difficulty or ease associated with achieving performance goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without providing information that would result in competitive harm. Please provide analysis of the factors considered by the compensation committee prior to the awarding of incentive compensation and not merely rely on statements, such as those on page 20 that indicate that that performance objectives are set at a level that you believe are “aggressive enough to inspire top performance but reasonable enough to be realistically achievable” or that “objectives established for 2007 reflect a difficulty and likelihood of achievement relative to the peer companies similar to the 2006 performance objectives.”

Response: In future filings we will describe the performance criteria used to determine awards and the weightings assigned to the criteria. Additionally, we will disclose how the current year’s payout compared to targeted levels.

We believe that disclosing actual financial targets would result in competitive harm to the Company and are providing a detailed analysis of the confidential nature of the financial targets in a supplemental letter to the Staff.

We believe that our degree of difficulty statement was responsive to the requirement as we understand it. In light of the Staff’s comments, however, in the future we will provide more disclosure regarding how difficult it would be for the named executive officers or how likely it will be for the Company to achieve the specific target levels applicable to each such officer. In that regard, additional guidance from the Staff would be appreciated.

7.

You state on page 20 that the compensation committee may, in its discretion, reduce or eliminate incentive targets or individual incentive awards for a performance period. Revise your disclosure to more fully discuss and analyze the exercise of such discretion.

Response: The compensation committee did not exercise any negative discretion related to incentive payments earned in 2006. In future filings we will clearly state whether or not the compensation committee exercised the negative discretion permitted under the annual incentive plan.

Stock Option Awards, page 21

8.

You state in the second paragraph of this section that stock option awards are based upon peer group and survey data and are also dependent upon the company’s future business plans and the executive officer’s ability to positively impact those plans, the executive officer’s position and level of responsibility within the company and an evaluation of the executive officer’s past performance. Please provide an analysis as to how these various factors contributed to the compensation committee’s ultimate determination of individual grant sizes.

Response: In future filings we will describe how our Board of Directors determines the stock option awards for our Chief Executive Officer and how the annual performance reviews provided by our Chief Executive Officer are factored into the size of stock option awards for the other named executive officers.

Perquisites and Other Benefits, page 22

9.

You state that named executive officers receive certain perquisites that you believe are consistent with perquisites provided to senior executives in similar-sized companies. Clarify what an “annual cash perquisite allowance” is. For example, is it simply a cash payment to a named executive officer for $24,000 to $26,000? What is it designed to award, how is it different than the base salary element and how does it fit into your overall compensation objectives and affect decisions regarding other elements in light of your bullet point disclosure on page 17? See Item 402(b)(1) of Regulation S-K.

Response: In future filings, to the extent it is applicable, we intend to describe what the perquisite allowance is and how it is different than the base salary element, why we pay it, how we determine the amount of the named executive officers’ perk allowances, and how perk allowances fit into the Company’s overall compensation strategy.

Employment, Termination, Change of Control and Indemnification Agreements, page 22

10.

Expand your disclosure of the severance and indemnification agreements and the St. Jude Medical Management Savings Plan to include a more thorough discussion of Item 402(b)(1) of Regulation S-K with respect to each of these elements of compensation. Discuss how each of these compensation components and your decisions regarding these elements fit into your overall compensation objectives and affect decisions regarding other elements. Also, analyze why you structured these agreements in the manner summarized on pages 31 and 32.

Response: In future filings we will include a more thorough discussion of our change of control severance agreements, indemnification agreements and Management Savings Plan. We will also discuss how the severance agreements, indemnification agreements and Management Savings Plan fit into our overall compensation objectives, and note that they do not affect decisions regarding other compensation elements, other than as part of the Company’s overall strategy to attract and retain executives. We will also discuss the rationale behind the structure of our severance agreements and indemnification agreements.

Option Exercises, page 29

11.

We note the amounts realized by Mr. Starks upon exercise of some of his option awards. To the extent applicable, supplement your Compensation Discussion and Analysis to explain how compensation or amounts realizable from prior compensation are considered in setting other elements of compensation. See Item 402(b)(2)(x) of Regulation S-K.

Response: In future filings we intend to explain how compensation or amounts realizable from prior compensation are considered in setting other elements of compensation.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses set forth above are fully responsive to the Staff’s comments, but remain available to discuss with you at your earliest convenience any additional questions the Staff may have regarding the Company’s disclosures. Please feel free to call me directly at (651) 490-4326.

Thank you for your assistance in this matter.

Sincerely,

/s/ John C. Heinmiller

John C. Heinmiller

Executive Vice President and

Chief Financial Officer